Exhibit 16.1

September 17, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the "Experts" section of the Form S-4 Registration Statement, dated September 17, 2003, of Salt Holdings Corporation and are in agreement with the statements contained in the third through sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,

/s/ Ernst & Young LLP